SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 19, 2017

IBERIABANK CORPORATION

(Exact name of Registrant as Specified in Charter)

Louisiana	001-37532	72-1280718
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 West Congress Street, Lafayette, Louisiana 70501

(Address of Principal Executive Offices)

(337) 521-4003

Registrant’s telephone number, including area code

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.01 Entry into a Material Definitive Agreement

On October 19, 2017, IBERIABANK Corporation (“IBKC”), the holding company for IBERIABANK, and IBERIABANK entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gibraltar Private Bank & Trust Company (“Gibraltar”). Pursuant to the Merger Agreement, Gibraltar will merge with and into IBERIABANK (the “Merger”). Each outstanding share of Gibraltar’s common stock is to be converted into the right to receive 1.9749 of a share of IBKC common stock at the effective time of the Merger (the “Exchange Ratio”), plus cash in lieu of any fractional share interest. The Exchange Ratio will be adjusted if the per share market price of IBKC common stock on the NASDAQ Global Select Market during the prescribed measurement period prior to the Merger falls below $70.13 or rises above $94.88, pursuant to the formula set forth in the Merger Agreement. At the effective time of the Merger, all unexercised Gibraltar stock options, whether or not vested, will be cashed out in connection with the transaction pursuant to the formula set forth in the Merger Agreement. In addition, at the effective time of the Merger, all Gibraltar restricted stock awards, whether or not vested, will vest and be converted into the right to receive shares of IBKC common stock at the Exchange Ratio.

The directors of Gibraltar have entered into voting agreements concurrent with the execution of the Merger Agreement (collectively, the “Voting Agreements”). The Voting Agreements provide that each director will vote his or her shares in favor of approval of the Merger Agreement. The Voting Agreements also restrict the transfer of the individuals’ Gibraltar shares during the period between the execution of the Merger Agreement and the completion of the Merger.

The Merger Agreement contains customary representations and warranties from both IBKC and Gibraltar, and the parties have agreed to customary covenants, including, among others, covenants relating to the conduct of Gibraltar’s business during the interim period between the execution of the Merger Agreement and the completion of the Merger. The assertions embodied in those representations and warranties were made solely for purposes of the contract between IBKC, IBERIABANK and Gibraltar, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between IBKC, IBERIABANK and Gibraltar rather than establishing matters as facts.

The Merger Agreement has been approved by the boards of directors of each of IBKC, IBERIABANK and Gibraltar. The closing of the Merger is subject to the required approval of Gibraltar’s shareholders, the receipt of required regulatory approvals without the imposition of a materially burdensome regulatory condition, the effectiveness of the registration statement to be filed by IBKC with respect to the stock to be issued in the transaction, and other customary closing conditions.

The foregoing description of the Merger Agreement is included to provide you with information regarding its terms. It does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K. The foregoing description should also be read in conjunction with the other information regarding IBKC and Gibraltar, their respective affiliates or their respective businesses, that may be contained in Forms 10-K, Forms 10-Q and other filings that IBKC may make with the Securities and Exchange Commission (the “SEC”).

Item 7.01 Regulation FD Disclosure

On October 19, 2017, IBKC issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1. In addition, IBKC provided supplemental information regarding the proposed transaction in a PowerPoint presentation available on the IBKC website, www.iberiabank.com, under “Investor Relations” and then “Presentations.” IBKC is not undertaking any obligation to update the presentation. The written presentation is attached hereto as Exhibit 99.2. IBKC will host a conference call associated with announcement of the execution of the Merger Agreement along with its third quarter 2017 earnings release on October 20th, beginning at 8:30 a.m. Central Time (9:30 a.m. Eastern Time).

Item 9.01 Financial Statements and Exhibits

Exhibit 2.1	-

Agreement and Plan of Merger, dated as of October 19, 2017, by and among IBKC, IBERIABANK and Gibraltar.*

*  The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

Exhibit 99.1	-	Press Release dated October 19, 2017, announcing the Agreement and Plan of Merger by and among IBKC, IBERIABANK and Gibraltar—furnished pursuant to Item 7.01 as part of this Current Report on Form 8-K and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section.

Exhibit 99.2	-	Supplemental Information dated October 19, 2017, regarding the Agreement and Plan of Merger by and among IBKC, IBERIABANK and Gibraltar—furnished pursuant to Item 7.01 as part of this Current Report on Form 8-K and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section.

Caution About Forward-Looking Statements

To the extent that statements in this Current Report relate to future plans, projections, objectives, financial results or performance of IBKC, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by the use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. In addition, such forward-looking statements include statements about the projected impact and benefits of the transaction involving IBKC and Gibraltar, including future financial and operating results, IBKC’s plans, objectives, expectations and intentions, and other statements that are not historical facts, along with certain financial metrics and assumptions about future performance, including GAAP EPS accretion, tangible book value per share earn-back period and dilution, internal rate of return, synergy assumptions, estimated future pre-tax expenses, sizing of equity issuances, purchase accounting, tax rate, intangibles, pro forma capital ratios and pro forma balance sheet and income statement. IBKC’s actual strategies, results and financial condition in future periods may differ materially from those currently expected due to various risks and uncertainties. Forward looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Consequently, no forward-looking statement can be guaranteed. Except to the extent required by applicable law or regulation, IBKC undertakes no obligation to revise or update publicly any forward-looking statement for any reason.

In addition to the factors previously disclosed in IBKC’s filings with the SEC, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the possibility that regulatory and other approvals and conditions to the transaction are not received or satisfied on a timely basis or at all; the possibility that modifications to the terms of the transaction may be required in order to obtain or satisfy such approvals or conditions; changes in the anticipated timing for closing the transaction; difficulties and delays in integrating IBKC’s and Gibraltar’s businesses or fully realizing projected cost savings and other projected benefits of the transaction; business disruption during the pendency of or following the transaction; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; diversion of management time on transaction-related issues; reputational risks and the reaction of customers and counterparties to the transaction; and changes in asset quality and credit risk as a result of the transaction.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving IBKC, IBERIABANK and Gibraltar. In connection with the proposed merger, IBKC intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Gibraltar and a prospectus of IBKC. IBKC also plans to file other documents regarding the proposed merger transaction with the SEC. A definitive proxy statement/prospectus will also be sent to Gibraltar’s shareholders seeking any required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and securityholders of Gibraltar are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. These documents, as well as other filings containing information about IBKC and Gibraltar, will be available without charge at the SEC’s website at http://www.sec.gov. Alternatively, these documents, when available, can be obtained without charge from IBKC’s website at http://www.iberiabank.com.

IBKC and Gibraltar, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Gibraltar in respect of the proposed merger transaction. Information regarding the directors and executive officers of IBKC is contained in IBKC’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, as filed with the SEC on April 7, 2017. Information regarding the directors and executive officers of Gibraltar who may be deemed participants in the solicitation of the shareholders of Gibraltar in connection with the proposed transaction will be included in the proxy statement/prospectus for Gibraltar’s special meeting of shareholders, which will be filed by IBKC with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

EXHIBIT INDEX

Exhibit Number

2.1	Agreement and Plan of Merger, dated as of October 19, 2017, by and among IBKC, IBERIABANK and Gibraltar.*

* The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

99.1	Press Release, dated October 19, 2017, announcing the Agreement and Plan of Merger by and among IBKC, IBERIABANK and Gibraltar—furnished pursuant to Item 7.01 as part of this Current Report on Form 8-K and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section.

99.2	Supplemental Information, dated October 19, 2017, regarding the Agreement and Plan of Merger by and among IBKC, IBERIABANK and Gibraltar—furnished pursuant to Item 7.01 as part of this Current Report on Form 8-K and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, hereunto duly authorized.

IBERIABANK CORPORATION

DATE: October 19, 2017	By:	/s/ Anthony J. Restel
Anthony J. Restel
Senior Executive Vice President and
Chief Financial Officer